SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                          _____________

                            FORM 11-K
                          _____________

                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(x)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].


        For the fiscal year ended December 31, 1993

                                OR

( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


        For the transition period from _________ to __________.

        Commission File Number: 33-25650

        A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                  Temple-Inland Savings Plan for
                         Union Employees

           (Formerly the Temple-Inland FPC Savings Plan for Non-Salaried Employees of Evadale Mill)


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941

                                                     Page No.

(a)     Financial Statements:

        Report of Independent Auditors               F-1

        Statements of Net Assets Available for
          Benefits, with Fund Information--
          December 31, 1993 and 1992                 F-2, F-3

        Statements of Changes in Net Assets
          Available for Benefits, with Fund
          Information--Years Ended
          December 31, 1993, 1992 and 1991           F-4 - F-6

        Notes to Financial Statements                F-7 - F-11



(b)     Exhibits:

        1.  Consent of Ernst & Young

                            SIGNATURE




        Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  TEMPLE-INLAND SAVINGS PLAN FOR
                                  UNION EMPLOYEES




                                  By: /s/ Jerry L. Fischer
                                      Jerry L. Fischer
                                      Plan Administrator




DATE:  June 29, 1994

                  Report of Independent Auditors


Temple-Inland Savings Plan for Union Employees

We have audited the accompanying statements of net assets available for plan benefits with fund information of Temple-Inland Savings Plan for Union Employees as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ ERNST & YOUNG

May 27, 1994
Houston, Texas

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                    TEMPLE-INLAND SAVINGS PLAN
                                                                FOR
                                                          UNION EMPLOYEES



                                                                        Year Ended December 31, 1993
                                                          Fixed      Company                Money
                                                          Income      Stock      Equity     Market   U.S. Treas. Index
                                                Total      Fund       Fund       Fund       Fund       Fund        Fund

ASSETS
Equity in Temple-Inland Inc. common
  stock fund                                 $3,963,982             $3,963,982
  (units: 354,560; cost: $3,318,525)

Equity in Vanguard Windsor Fund               1,685,747                        $1,685,747
  (units: 121,190; cost: $1,688,127)

Equity in Fixed Income Fund                   2,517,874 $2,517,874

Equity in Vanguard Money Market Federal
  Portfolio                                      98,803                                   $98,803
  (units: 98,803; cost: $98,803)

Equity in Vanguard Intermediate Term
  U.S. Treasury Portfolio                        37,857                                              $37,857
  (units: 3,535; cost: $39,383)

Equity in Vanguard Index 500 Portfolio           22,173                                                          $22,173
  (units: 506; cost: $21,756)

Contributions receivable                         71,786     22,201      31,362     15,162              2,209         852
                                              8,398,222  2,540,075   3,995,344  1,700,909  98,803     40,066      23,025

LIABILITIES                                         -          -           -          -       -          -           -

NET ASSETS AVAILABLE FOR BENEFITS            $8,398,222 $2,540,075  $3,995,344 $1,700,909 $98,803    $40,066     $23,025


See notes to financial statements

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                    TEMPLE-INLAND SAVINGS PLAN
                                                                FOR
                                                          UNION EMPLOYEES



                                                              Year Ended December 31, 1992
                                                             Fixed       Company                  Money
                                                            Income        Stock       Equity      Market
                                               Total         Fund         Fund         Fund        Fund

ASSETS
Temple-Inland Inc. common stock
  (shares: 57,721; cost: $2,329,662)         $2,972,632                $2,972,632
Group annuity contract                        1,336,724   $1,336,724
Vanguard Windsor Fund
  (shares: 76,321; cost: $948,484)              972,337                             $  972,337
Equity in Vanguard Money Market Federal
  Portfolio                                      89,706                                          $89,706
  (units: 89,706; cost: $89,706)
Equity in Temple-Inland Forest Products
  Corporation Master Trust - Note E
    (cost: $745,783)                            766,596      766,596          -            -         -
Short-term investments                           19,083        1,136       17,274          593        80
Interest and dividends receivable                53,595        9,548           75       43,505       467
Contributions receivable                        113,734       41,412       52,774       17,320     2,228
Amounts due from other funds                     22,341          -            -         22,341       -
                                              6,346,748    2,155,416    3,042,755    1,056,096    92,481

LIABILITIES
Amounts payable to other funds                   22,341        2,104       20,237          -         -
Amounts payable to participants                  15,461       14,407        1,054          -         -
                                                 37,802       16,511       21,291          -         -

NET ASSETS AVAILABLE FOR BENEFITS            $6,308,946   $2,138,905   $3,021,464   $1,056,096   $92,481


See notes to financial statements

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                    TEMPLE-INLAND SAVINGS PLAN
                                                                FOR
                                                          UNION EMPLOYEES

                                                                        Year Ended December 31, 1993
                                                             Fixed       Company                  Money
                                                            Income        Stock       Equity      Market  U.S. Treasury   Index
                                                Total        Fund         Fund         Fund        Fund        Fund        Fund

INVESTMENT INCOME
  Cash dividends                             $  203,645   $      -     $   67,539   $  135,817   $   -        $   -       $  289
  Interest                                       46,864       41,383        1,089          147     2,658        1,587        -

Gain on sale of assets                           11,046       11,046          -            -         -            -          -

Equity in earnings of Temple-Inland
  Forest Products Corporation
  Master Trust--Note E                          114,632      114,632          -            -         -            -          -

Increase (decrease) in unrealized
  appreciation in aggregate market
  value of investments--Note D                  125,449          -         37,255       89,299       -         (1,526)       421

CONTRIBUTIONS
  Employee                                    1,422,898      564,050      534,619      296,867    13,198        5,490      8,674
  Employer                                      320,035          -        320,035          -         -            -          -

Transfers (to) from other funds                     -       (260,889)      63,294      157,499    (8,060)      34,515     13,641

Distributions to participants                  (157,543)     (68,993)     (51,277)     (35,803)   (1,470)         -          -

Miscellaneous                                     2,250          (59)       1,326          987        (4)         -          -

INCREASE IN ASSETS                            2,089,276      401,170      973,880      644,813     6,322       40,066     23,025

Net assets available for benefits
  at beginning of year                        6,308,946    2,138,905    3,021,464    1,056,096    92,481          -          -

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                             $8,398,222   $2,540,075   $3,995,344   $1,700,909   $98,803      $40,066    $23,025

See Notes to Financial Statements
                                                                F-4


                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                    TEMPLE-INLAND SAVINGS PLAN
                                                                FOR
                                                          UNION EMPLOYEES

                                                              Year Ended December 31, 1992
                                                             Fixed       Company                  Money
                                                            Income        Stock       Equity      Market
                                                Total        Fund         Fund         Fund        Fund

INVESTMENT INCOME
  Cash dividends                             $  110,320   $      -     $   47,877   $   62,443   $   -
  Interest                                      116,541      112,238        1,140          215     2,948


Equity in earnings of Temple-Inland
  Forest Products Corporation
  Master Trust--Note E                           20,811       20,811          -            -         -

Increase in unrealized appreciation
  in aggregate market value of
  investments--Note D                            75,287          -         10,562       64,725       -

CONTRIBUTIONS
  Employee                                    1,439,918      656,396      517,494      235,054    30,974
  Employer                                      325,901          -        325,901          -         -
    Forfeitures                               (     305)         -      (     305)         -         -

Transfers (to) from other funds                     -      (  36,567)       1,612       37,984    (3,029)

Distribution to participants                   (153,545)  (  75,689)    (  41,985)   (  34,624)   (1,247)

Miscellaneous                                      (176)   (      89)   (      73)   (      13)   (    1)

INCREASE IN ASSETS                            1,934,752      677,100      862,223      365,784    29,645

Net assets available for benefits
  at beginning of year                        4,374,194    1,461,805    2,159,241      690,312    62,836

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                             $6,308,946   $2,138,905   $3,021,464   $1,056,096   $92,481

See Notes to Financial Statements
                                                                F-5

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                    TEMPLE-INLAND SAVINGS PLAN
                                                                FOR
                                                          UNION EMPLOYEES



                                                              Year Ended December 31, 1991
                                                             Fixed       Company                  Money
                                                            Income        Stock       Equity      Market
                                                Total        Fund         Fund         Fund        Fund

INVESTMENT INCOME
  Cash dividends                             $  104,559   $      -     $   29,366     72,350     $ 2,843
  Interest                                       94,770       93,309        1,212        223          26

Loss on sale of assets                             (768)         -            -      (   768)        -

Increase in unrealized appreciation
  in aggregate market value of
  investments--Note D                           676,249          -        615,796     60,453         -

CONTRIBUTIONS
  Employee                                    1,209,810      579,282      403,058    202,893      24,577
  Employer                                      314,669          -        314,669        -           -

Transfers (to) from other funds                     -          4,289       37,049    (41,522)        184

Distribution to participants                    (36,286)     (25,035)   (   5,358)   ( 4,445)     (1,448)

Miscellaneous                                       654    (       2)         667    (    10)     (    1)

INCREASE IN ASSETS                            2,363,657      651,843    1,396,459    289,174      26,181

Net assets available for benefits
  at beginning of year                        2,010,537      809,962      762,782    401,138      36,655

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                             $4,374,194   $1,461,805   $2,159,241   $690,312     $62,836


See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND SAVINGS PLAN FOR
UNION EMPLOYEES

December 31, 1993


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Equity in Temple-Inland Forest Products Corporation Master Trust:
The Temple-Inland Forest Products Corporation Master Trust (the "TIFPC Trust") comprised the assets of 11 savings plans, each of which had an interest in the assets of the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Trust Agreement. The TIFPC Trust contained a portion of fixed income assets only. The plans individually represented employees of a specific geographical or operation location of the Company. Contributions were made by each of the plans to one Trustee and the assets of the plans were held in common. The Plan's equity in the Trust was based on a percentage allocation of the aggregate market value of the Trust's assets. The Plan's equity in the earnings of the Trust was based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note E). In 1993, the TIFPC Trust was terminated and a majority of the assets of the TIFPC Trust were transferred to the Temple-Inland Employee Master Trust.

Equity in the Temple-Inland Employee Master Trust: In 1993, the Temple-Inland Employee Master Trust(the "T-I Trust") was formed. The assets of the T-I Trust are composed of the assets of 5 savings plans, each of which has an interest in the assets of the T-I Trust as determined in accordance with the Temple-Inland Employee Master Trust Agreement. The plans individually represent employees of a specific geographical or operation location of the Company. Contributions are made by each of the plans to one Trustee. The assets of the T-I Trust are held in common. The Plan's equity in the Temple-Inland stock fund and the fixed income fund is based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note F).

Investments: Equity in the TIFPC Trust, the Temple-Inland Stock Fund, and the Vanguard mutual funds are carried at market value with the difference between cost and current market value reflected in the statement of changes in net assets as increases or decreases in unrealized appreciation or depreciation in market value of investments. The market value of equity in the TIFPC Trust represents contributions, less distributions (if any), plus proportionate equity in the interest income and realized and unrealized gains and losses on the underlying investments of the TIFPC Trust (see Note E). The market value of equity in the Temple-Inland Stock Fund is based on Temple-Inland common stock's last sales price of the year as reported by the New York Stock Exchange. The market values of investments in the Vanguard mutual funds are based on the net asset value per unit as reported by the National Association of Security Dealers for the last business day of the year. Short-term investments and investment in the Temple-Inland fixed income fund are carried at cost, which approximates current value.

The T-I Trust is expected to continue the investment in group annuity contracts for the fixed income fund. The value of these contracts is not expected to materially change and the Plan does not expect to terminate these contracts.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND SAVINGS PLAN FOR
UNION EMPLOYEES

December 31, 1993



NOTE A--SIGNIFICANT ACCOUNTING POLICIES--Continued

Investment Income: Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of average cost.


NOTE B--DESCRIPTION OF THE PLAN

The Board of Directors of Temple-Inland Forest Products Corporation (the "Company"), a wholly-owned subsidiary of Temple-Inland Inc., approved the formation of the Temple-Inland Savings Plan for Union Employees (the "Plan") effective July 1, 1993. Prior year amounts have been restated for consistent presentation. The Plan is a continuation of the Temple-Inland FPC Savings Plan for Nonsalaried Employees of Evadale Mill. The Temple-Inland FPC Savings Plan for Monroeville Nonsalaried Employees was merged into the Plan effective July 1, 1993. Prior year financial statements of the two plans were combined for consistent presentation. The summary plan description that is available from the Plan administrator contains information on Plan eligibility and other detailed information about the Plan.

Participants can elect to make before-tax contributions (referred to as "regular payroll contributions") through periodic payroll deductions at the rate of 2 percent to 12 percent of the participant's compensation. Before-tax contributions for 1993 are limited to $8,994 per year per participant. This dollar limit is adjusted annually for inflation.

Substantially all Plan administrative expenses not borne directly by the Employer are subsequently reimbursed to the Plan.

Participants may designate that their before-tax contributions be made in multiples of 10 percent to any of five funds or a combination thereof: a fixed income fund, a Company stock fund
(comprised of Temple-Inland Inc. common stock), an equity fund, a U.S. Treasury Fund, or an index fund. Employer matching contributions are invested only in the Company stock fund.

The number of participants in each fund at December 31, 1993 was as follows: fixed income fund--399; Company stock fund--611;
equity fund--250; U.S. Treasury fund--11; index fund--19; money market fund--53.

The Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall become nonforfeitable with respect to participant's contributions as adjusted for earnings or losses. Any Company matching contributions as adjusted for earnings or losses will be returned to the Company.

NOTE C--INCOME TAX STATUS

The Temple-Inland FPC Savings Plan for non-salaried employees of Evadale Mill has a determination letter dated August 28, 1991. The Plan was amended effective July 1, 1993. Significant amendments included changes in the employees allowed to participate in the Plan, the vesting percentages, and the number of investment options offered. Reference is made to the summary plan description for detailed explanations.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND SAVINGS PLAN FOR
UNION EMPLOYEES

December 31, 1993



NOTE C--INCOME TAX STATUS--Continued

The Company's intention is for the Plan to qualify under Sections
401(a) and 401(k) of the Internal Revenue Code and thus would not be subject to tax under present income tax laws. Participants are not subject to federal income tax until amounts are distributed to them.

The Company intends to file appropriate documents with the Internal Revenue Service to obtain assurance that the Plan qualifies under Sections 401(a) of the Internal Revenue Code.


NOTE D--INVESTMENTS

The unrealized appreciation or depreciation in the aggregate market value of investments, including equity in earnings of the Trust, is summarized as follows:

                                          Company               U.S.
                                           Stock    Equity    Treasury   Index
                                Total      Fund      Fund    Bond Fund    Fund

Unrealized appreciation
  (depreciation) at
  December 31, 1990           $(84,716)  $ 16,611  $(101,327) $  -       $   -
Increase (decrease)            676,249    615,796     60,453

Unrealized appreciation
  (depreciation) at
  December 31, 1991            591,533    632,407   ( 40,874)    -           -
Increase (decrease)             75,287     10,562     64,725

Unrealized appreciation
  (depreciation) at
  December 31, 1992            666,820    642,969     23,851     -           -
Increase (decrease)            125,449     37,255     89,299  (1,526)      421

Unrealized appreciation
  (depreciation) at
  December 31, 1993           $792,269   $680,224  $ 113,150 $(1,526)    $421


NOTE E--EQUITY IN TEMPLE-INLAND FOREST PRODUCTS CORPORATION
MASTER TRUST

The Plan's equity in the TIFPC Trust was based on a percentage allocation of the aggregate market value of the Trust's assets.
Net assets of the TIFPC Trust (reported at market value) were comprised of the following:



                                   December 31,   December 31,
                                       1993           1992

  Adjustable rate mortgage-
    backed securities              $        -     $ 17,453,212
  Interest Receivable                       -           46,830
                                   $        -     $ 17,500,042

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND SAVINGS PLAN FOR
UNION EMPLOYEES

December 31, 1993



NOTE E--EQUITY IN TEMPLE-INLAND FOREST PRODUCTS CORPORATION
MASTER TRUST
- - --Continued

Results of the TIFPC Trust's operations for the Plan periods ended
December 31, 1993 and December 31, 1992 were as follows:

                                   December 31,   December 31,
                                       1993           1992

   Investment income               $    266,478   $   638,526
   Net realized and unrealized
     appreciation (depreciation)
     on investments                      48,460    (  129,355)
   Net earnings from Trust
     operations                    $    314,938   $   509,171

The Plan's proportionate interest in the TIFPC Trust's assets for 1992 was 4.38%.


NOTE F--EQUITY IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

Net assets of the T-I Trust (reported at market value) as of December 31, 1993 are comprised of the following:

   Receivables                                    $  1,117,613
   Registered Investment Companies                  35,254,650
   Common/Collective Trusts                          5,001,318
   Unallocated Insurance Contracts                  55,013,841
   Stock Funds and Other Blended Funds             117,355,101
   Loans Other Than Mortgages                        4,019,718
                                                  $217,762,241

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND SAVINGS PLAN FOR
UNION EMPLOYEES

December 31, 1993



NOTE F--EQUITY IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST --
Continued

Results of the T-I Trust's operations for the Plan year ended
December 31, 1993 were as follows:

   Income                                         $   5,787,592
   Gain on asset sale                                   169,122
   Increase in unrealized appreciation               12,396,280
   Contributions                                     18,361,232
   Distributions to participants                     (7,426,163)
                                                     29,288,063
   Asset transfers in                               188,474,178
                                                  $ 217,762,241

The Plan's proportionate interest in the T-I Trust's operations assets and the earnings for 1993 were 3.82% and 6.44%, respectively.


NOTE G--SUBSEQUENT EVENT

Buna Lumber Operations nonsalaried employees became eligible to participate in the Savings Plan for Union Employees on January 1, 1994 as part of a collective bargaining agreement between the Company and the Buna Lumber operations' employees represented by United Paperworkers International Union Local 801. Prior to the effective date, covered employees were eligible to participate in
the Temple-Inland Employee Thrift Plan (the "Thrift Plan).    In
the first quarter of 1994, existing participant accounts of the Buna Lumber Operations nonsalaried employees were transferred from the Thrift Plan to the Savings Plan for Union Employees.

                 Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25650) pertaining to the Temple-Inland Savings Plan for Union Employees of our report dated May 27, 1994, with respect to the financial statements of the Temple-Inland Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                                   /s/ ERNST & YOUNG

June 27, 1994
Houston, Texas